Eyenovia, Inc.

501 Fifth Avenue, Suite 1404

New York, NY 10017

VIA EDGAR AND FEDERAL EXPRESS

December 19, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re: Eyenovia, Inc.

Draft Registration Statement on Form S-1

Submitted November 15, 2017

CIK No. 0001682639

Dear Mr. Gabor:

On behalf of Eyenovia, Inc., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 14, 2017, regarding the Registration Statement on Form S-1 confidentially submitted to the Commission on November 15, 2017 (the “Draft Registration Statement”). The Company is concurrently filing its Registration Statement (the “Registration Statement”), which includes changes to the Draft Registration Statement in response to the Staff’s comments.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Our Solution, page 3

1. Please balance the stated advantages you believe your micro-therapeutic solution by expanding the discussion of the “Risks Associated with our Business” to provide a similar level of detail and relocating the discussion to immediately follow “Our Strategy.”

In response to the Staff’s comment, we have revised the prospectus summary in the Registration Statement to expand the discussion of the “Risks Associated with our Business” and relocated the discussion.

2. Your product candidates appear to require a device for administering. Please clarify whether you have FDA approval for the device used for administration and the electronic system used to track administration. If you have not yet obtained FDA approval, please describe your plans to obtain approval. Additionally, expand your Business discussion to describe applicable government regulation of medical devices. If you believe you do not need FDA approval for the devices, please provide us with an analysis supporting your determination.

We respectfully advise the Staff that following our March 2017 meeting with the FDA, the FDA provided written feedback that our clinical programs will not be treated as a medical device or as a drug/device combination. All of our programs are treated as drug development programs because only the drug comes into contact with the eye. Consequently, we do not need separate FDA approval for the device or to comply with FDA regulations for medical devices. In response to the Staff’s comment, we have revised pages 2 and 64 of the Registration Statement to include the requested disclosure.

Results of Operations

Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30, 2016

Research and Development Expenses, page 54

3. Please disclose the research and development expenses incurred by project for the periods presented. If you do not separately track certain costs (e.g. internal costs) by projects, disclose that fact and disclose those costs by type of costs (e.g. facilities, personnel, etc.).

In response to the Staff’s comment, we have revised pages 55 and 56 of the Registration Statement to include the requested disclosure.

Critical Accounting Policies

Stock-Based Compensation, page 57

4. Please revise to disclose the following information. You may cross-reference to the extent that this, or other material information relevant to share-based compensation, is provided elsewhere in the preliminary prospectus.

•	The methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved.
•	The extent to which the estimates are considered highly complex and subjective; and
•	The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

In response to the Staff’s comment, we have revised pages 57, 58, F-8, F-10 and F-26 of the Registration Statement to include the requested disclosure.

5. We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. Include the following in your analysis:

•	The issuance dates and the fair value of the underlying stock at each date; and
•	The significant factors, assumptions, methodologies used for each grant date.

In addition, to the extent the common stock fair value significantly varies from the preferred stock issuance price, tell us the factors that contributed to the difference and explain how you considered the fact that the preferred stocks are convertible at a 1-for-1 ratio and are not redeemable.

We acknowledge that the Staff may have additional comments on our accounting for equity issuances and undertake to supplementally provide the requested analysis under separate cover.

Sales and Marketing, page 72

6. Please expand your discussion regarding your license agreement with the Senju Pharmaceuticals Co., Ltd. with respect to your MicroStat program to disclose the material terms, including the term, any royalty term and termination provisions, as well as any royalty or other material payment provisions.

In response to the Staff’s comment, we have revised page 74 of the Registration Statement to include the requested disclosure.

Intellectual Property

Patents, page 73

7. We note that your licensing partnership with Senju Pharmaceuticals is for Asia, including China. To the extent material to your business, please disclose the jurisdictions where you have been issued patents or pending patent applications.

In response to the Staff’s comment, we have revised page 77 of the Registration Statement to include the requested disclosure.

Management, page 89

8. Please revise to clarify the description of the business experience for Jennifer Clasby, Luke Clauson, and Shuhei Yoshida so that it covers each person´s principal occupations and employment during the past five years and provides all the information required by Item 401(e) of Regulation S-K.

In response to the Staff’s comment, we have revised pages 92 and 94 of the Registration Statement to include the requested disclosure.

Note 7 – Commitments and Contingencies

License Agreement, page F-16

9. Please confirm to us that you have no outstanding obligations and are not eligible to receive any milestones under the Senju license agreement. Otherwise, please disclose these terms.

We hereby confirm that we have no outstanding obligations and are not currently eligible to receive any milestone payments under the Senju license agreement.

General

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all such written communications, if any, under separate cover. We further advise the Staff that investors will not retain copies of any such materials.

11. Please provide us proofs of any additional graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

To the extent not already included, we will provide the Staff with copies of any graphics, visual, or photographic information that we intend to use in the printed prospectus prior to its use. We acknowledge that the Staff may have comments regarding this material.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Benjamin Reichel, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely, /s/ Tsontcho Ianchulev Tsontcho Ianchulev

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